EXHIBIT 12.1

ELECTROGLAS, INC.

STATEMENT OF COMPUTATION OF RATIOS

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges. The following table sets forth the ratio of earnings to fixed charges of the Company for the six months ended September 30, 2003 and each of the years 2002 through 1998.

	Nine Months Ended September 30, 2003	2002	2001	2000	1999	1998
FIXED CHARGES
Interest expense	$1,758	$1,353	$31	$33	$34	$42
Portion of rental expense deemed to represent interest	516	1,666	3,079	3,537	990	1,100

Total fixed charges	$2,274	$3,019	$3,110	$3,570	$1,024	$1,142

EARNINGS BEFORE FIXED CHARGES
Earnings from continuing operations before income tax	$(43,304)	$(77,772)	$(41,638)	$46,327	$7,434	$(34,199)
Fixed charges	2,274	3,019	3,110	3,570	1,024	1,142

Total earnings before fixed charges	$(41,030)	$(74,753)	$(38,528)	$49,897	$8,458	$(33,057)

RATIO OF EARNINGS TO FIXED CHARGES	(1)	(1)	(1)	14x	8x	(1)

(1)	We would have had to generate additional earnings for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001, and 1998 of $43.3 million, $77.8 million, $41.6 million, and $34.2 million, respectively, to achieve a ratio of 1:1.